SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated June 16, 2006, of Directorate Change

       Scottish Power plc - Retirement of Two Non-Executive Directors

Scottish Power plc announces that Vicky Bailey, having joined the board in
June 2004, and Nolan Karras, having joined the board in November 1999, will retire from their non-executive appointments at the conclusion of the Annual
General Meeting to be held on 26 July 2006.

ScottishPower Chairman, Charles Miller Smith said: "We would like to thank
Vicky and Nolan for their advice and wise counsel during their time with us and we wish them well for the future."

Enquiries:

Donald McPherson
Deputy Company Secretary

0141 566 4798

16 June 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 16, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary